Jacuzzi Brands, Inc. Phillips Point - West Tower 777 S. Flager Drive Suite 1100 West Palm Beach, FL 33401 Phone 561-514-3838 Fax 561-514-3839

December 11, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attention:	Ms. Pamela A. Long, Assistant Director
Ms. Lesli Sheppard, Senior Staff Attorney
Mr. Matt Franker, Staff Attorney

RE:	Jacuzzi Brands, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 2, 2006
File No. 1-14557

Ladies and Gentlemen:

The undersigned, Jacuzzi Brands, Inc., acknowledges, with respect to the above-referenced filing, that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

Jacuzzi Brands, Inc.

By:	/s/ Steven C. Barre

Steven C. Barre
Senior Vice President, General Counsel & Secretary